SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to

Commission file number 1-9396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial, Group 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc., 601 Riverside Ave., Jacksonville, FL 32204.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Advisory Committee
Fidelity National Financial Group
   401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) and Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 21, 2004

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value:
Common/collective trust funds	$203,706,316	$131,297,592
Mutual funds	340,006,260	245,586,721
Employer common stock	159,288,409	81,503,721
Participant loans	23,322,185	19,064,743

Total investments	726,323,170	477,452,777

Receivables:
Participant contributions	1,405,533	199,451
Employer contributions	515,942	77,841
Due from broker for securities sold	469,914	107,087
Accrued interest	1,823	12,179

Total receivables	2,393,212	396,558

Total assets	728,716,382	477,849,335

Liabilities
Refund of excess participant contributions	—	37,617
Refund of excess employer contributions	4,969	—
Due to broker for securities purchased	196,467	654,459

Total liabilities	201,436	692,076

Net assets available for benefits	$728,514,946	$477,157,259

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$114,616,644	$(32,027,538)
Interest	4,218,521	4,123,067
Dividends	2,851,169	990,243

Net investment gain (loss)	121,686,334	(26,914,228)

Contributions:
Participant	116,905,647	49,706,415
Employer — cash contributions	27,497,807	15,738,760
Employer — noncash contributions	—	446,231

Total contributions	144,403,454	65,891,406

Transfer in of net assets from merged plans	28,263,700	12,811,519

Total additions	294,353,488	51,788,697

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	42,855,851	49,638,635
Administrative expenses	139,950	291,468

Total deductions	42,995,801	49,930,103

Net increase	251,357,687	1,858,594
Net assets available for benefits:
Beginning of year	477,157,259	475,298,665

End of year	$728,514,946	$477,157,259

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of Plan

The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (the Company) and its Affiliated and Related Companies who have attained age 18 and have completed 90 days of service and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Union members, temporary employees who have not completed at least 1,000 hours of service, and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Amendment

Effective January 1, 2002, the board of directors of the Company resolved to amend the Plan to establish part of the Plan as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of Code Section 4975(e)(7). That portion of the Plan is designed to invest primarily in shares of Company common stock. In accordance with this amendment, a separate Company Stock Account has been established to reflect that portion of each Participants’ Accounts that are invested in shares of Company common stock.

(c)	Plan Mergers

The board of directors of the Company approved numerous defined contribution employee benefit plans to be merged into the Fidelity National Financial Group 401(k) Profit Sharing Plan throughout 2003. The accompanying 2003 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $28,263,700. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2003, the Micro General Corporation 401(k) and Profit Sharing Plan was merged into the Plan.

Effective February 28, 2003, the Eastern Financial Systems, Inc. Profit Sharing Plan and Trust was merged into the Plan.

Effective May 31, 2003, the Lender’s Service, Inc. Profit Sharing Plan was merged into the Plan.

Effective August 31, 2003, the Ousley, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Effective November 3, 2003, the Key Title Company 401(k) Profit Sharing Plan was merged into the Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

Effective December 18, 2003, the Hansen Quality Loan Services, Inc. Retirement Plan (Hansen) was merged into the Plan. The balances merged in during 2003 are comprised entirely of Plan year 2003 contributions and related earnings by Hansen employees during 2003. Hansen employee retirement plan balances in existence prior to 2003 were merged into the Plan during Plan year 2004.

Throughout 2002, the board of directors of the Company approved numerous defined contribution plans to be merged into the Fidelity National Financial Group 401(k) Profit Sharing Plan. The accompanying 2002 statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $12,811,519. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2002, the following plans were merged into the Plan: American National Financial, Inc. 401(k) Profit Sharing Plan; Fidelity National Information Solutions, Inc. 401(k) Plan; and RISCO Profit Sharing and Savings Plan.

Effective October 31, 2002, the Comstock Net Services, Inc. 401(k) Plan was merged into the Plan.

(d)	Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trust funds, eleven mutual funds, and one common stock fund as investment options for participants. During the Plan year 2003, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. During the Plan year 2002, American National Financial, Inc. (ANFI) employees did not receive any employer matching contributions. Additionally, during the Plan year 2002, a total of $446,231 of employer matching contributions were made in the form of common stock of Fidelity National Information Solutions, Inc. (24,368 shares during 2002) and recorded at average market value in the pay periods for which the contributions were made. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2003 and 2002. All employer contributions are participant directed. Contributions are subject to certain limitations.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	—%
1 year	34
2 years	67
3 years or more	100

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 4.25% to 11.50% on loans outstanding as of December 31, 2003 and from 5.25% to 11.50% on loans outstanding as of December 31, 2002. Principal and interest is paid ratably through payroll deductions.

(h)	Payment of Benefits

On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.

(i)	Forfeited Accounts

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $726,320 and $459,042, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future employer contributions. During the Plan year 2003, forfeitures of nonvested accounts of $459,042 were used to reduce employer contributions. During the Plan year 2002, there were forfeitures of nonvested accounts of $210,479, exclusive of a total of $1,388,796 of forfeitures identified during the Plan merger process that were used to reduce employer contributions.

(j)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Company are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan provides for various investment options in common/collective trust funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.

(d)	Concentration of Investments

Included in the Plan’s net assets available for benefits at December 31, 2003 are investments in employer common stock amounting to $159,288,409 whose value represents approximately 22% of the Plan’s net assets. The employer common stock at December 31, 2003 is comprised entirely of Fidelity National Financial, Inc., as previous investments in American National Financial, Inc. and Fidelity National Information Solutions, Inc. common stocks were rolled into Fidelity National Financial, Inc. common stock during 2003.

Included in the Plan’s net assets available for benefits at December 31, 2002 are investments in employer common stock amounting to $81,503,721 whose value represents approximately 17% of the Plan’s net assets. Specifically, the employer common stock is comprised of the common stocks of Fidelity National Financial, Inc., American National Financial, Inc., and Fidelity National Information Solutions, Inc. totaling $77,350,220, $1,136,395, and $3,017,106, respectively.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments in the Wells Fargo S&P 500 Index Fund and the Wells Fargo Stable Return Fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements. The common stock of Fidelity National Financial, Inc. is valued at quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(3)	Investments

The following presents the Plan’s investments as of December 31, 2003 and 2002 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2003	2002
Wells Fargo Stable Return Fund	$148,352,967	$124,191,549
ABN Amro Growth Fund	120,003,922	—
ABN Amro Balanced Fund	55,912,377	—
Wells Fargo S&P 500 Index Fund	55,353,349	7,106,043	*
Dreyfus Intermediate Term Income Fund	44,606,463	27,382,412
Fidelity National Financial, Inc. Common Stock	159,288,409	77,350,220
Chicago Trust Balanced Fund	—	47,993,176
Chicago Trust Growth and Income Fund	—	81,174,276
All other investments less than 5%	142,805,683	112,255,101

Total	$726,323,170	$477,452,777

* This amount represents less than 5% of the Plan’s net assets at December 31, 2002.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, by investment type, as follows:

Common/collective trust funds	$12,111,748
Mutual funds	53,752,694
Employer common stock	48,752,202

$114,616,644

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value, by investment type, as follows:

Common/collective trust funds	$3,932,266
Mutual funds	(58,210,846)
Employer common stock	22,251,042

$(32,027,538)

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of the common stocks of the Company and its Affiliated and Related Companies, also parties in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 1, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The current determination letter covers the most recent amended and restated version of the Plan, and the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Event

During the first half of 2004, the Company’s merger and acquisition activity resulted in six additional plans, which have, or are anticipated to be, merged into the Plan during 2004. Of these six acquisitions, the Hansen Quality Loan Services, Inc. Retirement Plan, Webtone Technologies, Inc. 401(k) Savings Plan, and Aero Records & Title Co. 401(k) Retirement Plan and Trust were merged into the Plan on February 4, April 14, and April 15, 2004, respectively. The remaining three plans, the Sanchez Computer Associates, Inc. 401(k) Profit Sharing Plan, Aurum Technology, Inc. 401(k) Savings Plan, and American Pioneer 401(k) Plan, are anticipated to be merged into the Plan prior to the completion of Plan year 2004.

(8)	Untimely Remittance

It was noted that there were unintentional delays in submitting employee deferrals and loan repayments related to one of the plans merged into the Plan during Plan year 2003 in the amount of $21,768 and $601, respectively, to the trustee. The Company has calculated lost interest to be $39, which has not been remitted to the Plan as of the date of our report. The amount is included as accrued interest at December 31, 2003.

Schedule 1

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Current value
	Common/collective trust funds:
*Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	$55,353,349
*Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	148,352,967

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	120,003,922
ABN Amro Asset Management, Inc.	ABN Amro/Veredus Aggressive Growth Fund	31,085,203
American Century Investment Services, Inc.	American Century International Growth Fund	19,223,988
Van Kampen Investments	Vankampen Amern Cap Comstock	19,405,550
ABN Amro Asset Management, Inc.	ABN Amro Balanced Fund	55,912,377
Janus Capital Management, LLC	Janus Advisor Balanced Fund	29,452,524
*Wells Fargo Trust Operations	Wells Fargo Outlook 2010 Fund	6,199,976
*Wells Fargo Trust Operations	Wells Fargo Outlook 2020 Fund	6,553,827
*Wells Fargo Trust Operations	Wells Fargo Outlook 2030 Fund	5,143,883
*Wells Fargo Trust Operations	Wells Fargo Outlook 2040 Fund	2,418,547
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	44,606,463

	Common stocks:
*Fidelity National Financial, Inc.	Fidelity National Financial, Inc. Common Stock, 4,059,832 shares	159,288,409

	Participant loans:
*Participant loans	Participant loans, various maturities, interest rates 4.25% – 11.50%, balances collateralized by participant account	23,322,185

		$726,323,170

*Party in interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2003

(a)	(b)	(c)	(d)	(e)
Identity of	Relationship to plan, employer,	Description of transaction,	Amount on	Lost
party involved	or other party in interest	including rate of interest	line 4(a)	interest
Fidelity National Financial, Inc.	Plan sponsor	Employee deferrals and loan repayments not deposited to the Plan in a timely manner. Interest rate of 9%	$22,369	$39

See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date: June 28, 2004	/S/Edward J. Dewey

EDWARD J. DEWEY
TRUSTEE

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG, LLP